

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 28, 2006

Via U.S. Mail and Fax (713.780.9254)
Mr. D. Hughes Watler, Jr.
Chief Financial Officer
Goodrich Petroleum Corporation
808 Travis, Suite 1320
Houston, TX 77002

      Re: Goodrich Petroleum Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 15, 2006
              File No. 1-12719

Dear Mr. Watler:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1. We note the file number on the cover of your Form 10-K is 001-7940. Your file number in EDGAR is 001-12719. Please revise.

Liquidity and Capital Resources
Series B Convertible Preferred Stock, page 26

2. Tell us and disclose in more detail specifically what "fundamental change" as defined in the Certificate of Designation, would require you to repurchase all or part of the Series B Convertible Preferred Stock. Please provide to us your analysis supporting your classification of these instruments as equity, referring to the requirements of SFAS 150 and EITF 00-19.

Consolidated Statements of Cash Flows, page 49

3. We note that you net changes in assets and liabilities within cash flows from operating activities. Please revise your presentation to reflect these changes on a gross basis as required by paragraphs 11-13 of SFAS No. 95.

Note B – Summary of Significant Accounting Policies, page 52

Property and Equipment, page 52

4. Tell us why you believe it appropriate to amortize asset retirement costs over proved reserves rather than over proved *developed* reserves.

Note H – Stockholders' Equity, page 60
Stock Option and Incentive Programs, page 61

5. We note your disclosures here and on page 8 of your Form 10-Q for the period ended September 30, 2006. Tell us and revise your disclosure to clarify the following:
    -   How your board of directors approved an extension of a plan in February 2006 that expired in August 2005, and why the extension went through December 2005.
    -   How your board of directors granted stock options and restricted stock on February 1, 2006 with a grant date as of December 6, 2005 and a value date of February 9, 2006.
    Your response should include an explanation as to why the dates used in these transactions are appropriate and specific detail regarding how you have accounted for each transaction.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or April Sifford, Branch Chief Accountant at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

April Sifford
Branch Chief Accountant